Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at July 31, 2017.

As at July 31, 2017
(in millions of Canadian dollars)

Subordinated Debt	5,063

Total Equity
Preferred Shares(1)	4,240
Common Shares	13,044
Contributed Surplus	305
Retained Earnings	23,183
Accumulated Other Comprehensive Income	2,162
Total Shareholders’ Equity	42,934
Non-controlling Interest in Subsidiaries	0
Total Equity	42,934

Total Capitalization	47,997

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 16, 17, 25, 26, 27, 29, 31, 33, 35, 36, 38, 40 and 42. For more information on the classification of Preferred Shares, please refer to Note 8 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended July 31, 2017.